April 23, 2025

Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors
Alps Global Holding Pubco
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

Tham Seng Kong
Chief Executive Officer
Alps Life Sciences Inc
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

       Re: Alps Global Holding Pubco
           Amendment No. 2 to Registration Statement on Form F-4
           Filed April 18, 2025
           File No. 333-284035
Dear Say Leong Lim and Tham Seng Kong:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 1, 2025 letter.
 April 23, 2025
Page 2



Amendment No. 2 to Form F-4 Filed April 18, 2025
Financial Statements of Alp Life Sciences Inc., page 296

1. We note your response to prior comment 4. Please address your consideration of Item
       8.A.4 of Form 20-F in determining when the audited annual financial statements should be updated. Specifically this guidance states that the audited financial statements shall be as of a date not older than 12 months in the case of the company's initial public offering. In addition Instruction 2 to this item further states that the additional requirement that financial statements be no older than 12 months at the date of filing applies only in those limited cases where a nonpublic company is registering its initial public offering of securities. A company may comply with only the 15-month requirement in this item if the company is able to represent that it is not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. This representation should be filed as an exhibit to the registration statement.
General

2. We note your response to prior comment 2. Please provide a description of the final fairness opinion and explain whether there are material differences between the draft and final fairness opinions. We note your disclosure on page 130. Please contact Nudrat Salik at 202-551-3692 or Li Xiao at 202-551-4391
if you have
questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Jenny Chen-Drake, Esq.